Carmen Van Cleave

11026 Snyder Drive, Frisco, Texas 75035 972-897-8730
carmenvancle@gmail.com

Profile

Dynamic, resourceful and enthusiastic teacher with a genuine interest in student cognitive and social development. 8 years of experience in high school teaching. Combines strong passion for bilingual education with a fun and challenging learning environment to motivate and engage students. Self-driven team-member with excellent communication and interpersonal skills who effectively collaborates with all levels of staff members and fosters quality relationships with parents and students.

Core skills include:

Daily Program/Lesson Planning	Team & Parental Communication
Classroom Management	Problem Solving/ Creative Thinking
Cooperative Learning	Instructional Strategies (Technology)
Professional Learning Community (PLC)	Professional Development

Experience

Frisco Centennial High School, Frisco ISD

June 2010-Present

Develop language-level appropriate lessons and lead classroom instruction in Spanish 1, 2 & 3 PAP. Key responsibilities include:

- ⊙ Develop agile lessons that allow flexibility to meet diverse learning needs.
- ⊙ Create relevant and timely assessments to monitor learning progress.
- ⊙ Incorporate technology to enhance learning experiences.
- ⊙ Regular implementation of immersive activities to practice target language.

Education

University of North Texas, Denton, BA in Spanish with Secondary Teacher Certification

References

Natasha McDonald
469-633-5600
mcdonaldn@friscoisd.org

Karen Sticksel
469-633-5600
sticksek@friscoisd.org